Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES ITS UN-AUDITED CONSOLIDATED RESULTS FOR 2005

Luxembourg/Portugal – April 19th 2006 - Espírito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announced today its un-audited consolidated results for the full year of 2005.

Highlights

•	Consolidated Profit Attributable to Equity Holders of the Company reaches 71.8 million Euros in 2005, 36.2% above the comparable net profit for 2004 according to accounting policies used in 2004 (net profit in 2004 was 6.9 million Euros, according to IFRS);

•	Good growth in consolidated net fees and commissions (+8.9%) and market results (+49.0%);

•	Improvement of results from insurance operations contributes to overall consolidated results;

•	Increased contribution of non-Portuguese business at Portuguese banking subsidiary and reinforced contribution from Swiss private banking operation;

•	Significant increase of statutory equity and restructuring of statutory debt, provides ESFG with improved financial prospects;

New Accounting Framework

According with regulation 1606/2002 of the European Council and Parliament, companies having their securities admitted to trading on a regulated market of any Member State should prepare their consolidated accounts for each financial year starting on or after 1st January 2005 in accordance with IFRS.

The IFRS 32, IFRS 39 and IFRS 4 standards, as applicable, were adopted by Banco Espírito Santo Group, Tranquilidade, ES Seguros and Tranquilidade Vida on 1st January 2005, as permitted by IFRS 1. The other standards, which have lesser impact, were adopted on 1st January 2004. The transition adjustments for the conversion of Generally Accepted Accounting Principles in Portugal (the local principles) to IFRS have been accounted for in Shareholders’ Funds on 1st January 2005. However, because the transition adjustments must conform with accounting standards in force on the 31st December 2005, the quantification effects of such transition must be considered provisional and subject to changes which, depending on the actual standards, could be material.

Thus, the comparison between the results for 2005 and those of the previous year are difficult. In order to somewhat facilitate this comparison, the 2004 accounts have been reclassified in accordance with IFRS, although the numbers have been calculated in accordance with the local principles except for the IFRS standards mentioned in the above paragraph.

For further information please consult the section in this document entitled Main Adjustments Required to Comply with IFRS.

General Comments

ESFG’s consolidated performance in 2005 highlights the continuing strength in the performance of both the banking and the insurance operations in Portugal in spite of subdued economic performance in that country in the same period. This was evidenced by continuous credit growth accompanied by an improvement in non-performing loans and provision coverage at the Portuguese banking subsidiaries as well as by the strong performance of the insurance area. Non-Portuguese business has shown a growing contribution to ESFG’s consolidated results.

Principal Item Analysis

Consolidated Profits

Profit attributable to equity holders of the company was 71.8 million Euros in 2005, reflecting a 36.2% increase against comparable consolidated profits for 2004 of 52.7 million Euros according to accounting policies used in 2004 ( Euros.6.9 million in the same year in accordance with IFRS). The difference results from the fact that IFRS32, IFRS39 and IFRS4 are only applied in 2005 and not in 2004 (see “new Accounting Framework” above and transitional adjustment tables at the end of this document).

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The importance of non-Portuguese business to ESFG’s 2005 results has grown considerably over recent times, reflecting the growth in its contribution to Banco Espírito Santo’s net profits from 20.0% in 2004 to 31.0% in 2005. In addition, the results of Compagnie Bancaire Espírito Santo (Switzerland) have increased 12.7% in 2005, due principally to growth in transaction based fees.

Consolidated Net Interest Income declined 8.0% in 2005 to 803.9 million Euros. This was mostly due to the charge of interest paid by the life insurance operation in connection with insurance-investment contracts (previously accounted for in change in technical reserves) and an increase in interest expense at ESFG’s own level due to the issue of new convertible securities (see Increase in Capital and Refinancing of Debt). Otherwise, net interest income at the level of the banking operations showed an increase in 2005 due to the combined effect of a 12.4% increase in consolidated loans and advances to customers and a slight increase in financial margin.

The 126.1% growth in dividend income is mainly due to the substantial increase in financial income from BES’ equity investment portfolio registered in 2005.

Consolidated Net Fee and Commission Income posted an increase of 8.9% in 2005 to reach 431.6 million Euros. This increase arises from the banking and investment banking operations in Portugal, from the life insurance investment contracts and from the private banking subsidiary in Switzerland.

Consolidated market results1, have been showing good growth in 2005, with an increase of 49.0% due mostly to net gains from foreign exchange differences (which resulted from the emphasis on foreign exchange trading on emerging markets), net gains from available-for-sale financial assets and net sales of other financial assets arising from the improvements in the Portuguese and Brazilian markets and the gradual flattening of the yield curve in Europe and the US, together with historically low levels of credit spreads. Trading at Tranquilidade Vida also had a positive contribution to these consolidated results.

Consolidated Insurance Earned Premiums Net of Reinsurance showed a 25.7% decrease to 925.1 million Euros. This results from the adoption by the insurance group of IFRS 4 in 2005, but not in 2004. In accordance with Portuguese accounting principles, statutory premiums at the level of each of the life non-life insurance subsidiaries showed good growth2. In turn, and for similar reasons, consolidated Claims Incurred Net of Reinsurance and Change on Technical Reserves Net of Reinsurance decreased 32.0 per cent to 887.4 million Euros. On 20th February, ESFG announced an agreement with Crédit Agricole S.A. (“CASA”) whereby ESFG will acquire 100% ownership of Tranquilidade and CASA will acquire 50.0% of the capital of Tranquilidade Vida and Espírito Santo

1 Aggregate of Net (Losses)/Gains from Financial Assets at Fair Value through Profit or Loss, Net Gains from Available-for-Sale Financial Assets, Net Gains from Foreign Exchange Differences and Net Gains from the Sale of Other Financial Assets.
2 For a more detailed analysis of the results of ESFG’s insurance subsidiaries for this period, please see the results release dated 14th February 2006, in ESFG’s webpage: www.esfg.com

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Seguros, thus assuming management control of these life and non-life bancassurance operations in Portugal3.Tranquilidade will explore the non-bancassurance insurance business of the group.

Consolidated Staff Costs and General and Administrative Expenses4 posted a decline of 0.1% to 938.0 million Euros, as a consequence of the cost containment strategy implemented at all levels of the ESFG group of companies.

Increase in Capital and Refinancing of Debt

In July, ESFG increased it capital by approximately 167.0 million Euros, through a capital raising carried out in the European market. In October ESFG raised an additional 500.0 million Euros through a 20 year bonds and warrants issue, also in the European market. This transaction won the “Deal of the Year” award in Portugal for 2005, from the magazine “The Banker”. At the end of 2005, ESFG had repurchased in the market, approximately 271.7 million Euros of its 310.0 million Euros outstanding convertible bonds issued in 2004 / 2005 and maturing in 2006 / 2007 and is seeking to repurchase the remaining outstanding convertible bonds in the market

Main adjustments required to comply with IFRS

The main purpose of this note is to present a brief summary of the differences identified between the accounting policies used by ESFG – which follow the PABS and PAIS - and the IFRS, which impacted the consolidated financial statements.

a) Securities

Banking subsidiaries (PABS)
In accordance with the PABS rules, investment securities available for sale are valued at the lower of cost or market value. Any unrealized losses are fully provided for and charged to the statement of income and unrealized gains are not recognized. In the case of reversals of unrealized losses provided for, both for shares or fixed-income securities, the provisions are written-back to the statement of income.

Equity holdings that are not consolidated or accounted for under the equity method, i.e., in principle, those where the percentage held is less than 20%, were under PABS recorded at cost and the related unrealized losses determined at balance sheet date, based on the average market price of the last 6 months, were provided for over a period of 5 to 10 years, as set forth in Bank of Portugal Regulation no. 4/2002. Unrealized gains were not recognized.

Additionally, under PABS, unrealized losses resulting from foreign exchange differences on equity holdings denominated in foreign currencies were recognized under other assets.

3 For more information please see announcement dated 20th February in ESFG’s webpage www.esfg.com
4 Aggregate of Staff Costs and Benefits and General and Other Administrative Expenses.

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Insurance subsidiaries (PAIS)
Debt securities held by insurance subsidiaries were classified as available for sale and for PAIS purposes were carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was accrued over the period to maturity against the Statement of income using the straight line method.

The equity securities portfolio, also classified as available for sale, under Portuguese GAAP was valued at the balance sheet date, at market value. Unrealized gains and losses resulting from the difference between the book value and market value, at the balance sheet date, were recorded in shareholders’ equity under “Regulatory revaluation reserve” or as a liability under “fund for future appropriations” in the case of investment securities covering life insurance liabilities arising out from insurance contracts with profit sharing. Any losses not covered by the reserve or by the fund were charged to the Statement of income.

Under IFRS, investment securities available for sale are marked to market and unrealized gains or losses including any foreign exchange differences are recognized under reserves, except if an impairment loss is determined, in which case they are taken to the statement of income. Impairment losses are reversed against the statement of income, except for equity securities, in which case the reversal is recorded against equity. Other equity holdings are classified as securities available for sale.

IFRS allows for certain securities to be designated at fair value through the statement of income.

Additionally, under IFRS, the provision for future policyholders dividends is adjusted for the impact of net unrealized gains and losses on investment securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements where they are realized (shadow accounting adjustment).

b) Retirement pensions and other employee benefits

Banking subsidiaries (PABS)
Bearing in mind that the date of transition to the IFRS was 1 January 2004, on 31 December 2003 and 2004, ESFG’s Portuguese subsidiaries decided to change the actuarial assumptions so as to converge with the IAS 19 requirements.

Since Regulation no. 12/2001, applicable by the Portuguese banks in the recognition of their pension liabilities, already allowed actuarial gains and losses to be deferred under the corridor method, the largest differences that were found in retirement pensions concerned early retirements and health benefits.

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In accordance with Bank of Portugal rules, restructuring costs with early retirements were amortized over a 10-year period. Under the IFRS they are fully recognized in the year when the retirements occur.

As regards health benefits granted to the employees reaching retirement age, it has been the practice in the market to recognize such benefits in the statement of income in the year when they were paid. The adoption of IAS 19 implies that the liabilities incurred with such benefits are recognized based on actuarial valuations at balance sheet date.

Insurance subsidiaries (PAIS)
Insurance subsidiaries accounted for pensions in accordance with the rules of PAIS which required that any increase in vested benefits, including actuarial gains and losses were recognized in the statement of income when incurred. For IFRS, the corridor method was used.

b) Insurance reserves

Equalization Reserve

Under PAIS, an equalization reserve was set up for lines of business that were characterized by greater uncertainty regarding the evolution of claims. IFRS 4 prohibits provisions for possible claims that are not in existence at the reporting date.

Liability adequacy test

In accordance with IFRS 4, at each reporting date, the insurance companies shall assess whether their recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts. Under PAIS, the above mentioned procedure was only applicable to the non-life business.

d) Consolidation of Special Purpose Entities (SPEs)

According to PABS, assets, loans and securities assigned by ESFG’s Portuguese banking subsidiaries under securitization transactions were derecognized providing that they met the conditions for sales recognition. Securities purchased within the scope of such transactions were recognized as investment securities and provided for in accordance with the rules set forth in Bank of Portugal Regulation no. 27/2000.

Under IAS 39, assets are only derecognized after ESFG’s banking subsidiaries have lost control over the contractual rights underlying such assets, although IFRS 1 establishes that on transition local rules will apply to the operations carried out up to 1 January 2004.

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Moreover, all SPEs with which the Group establishes relations must be analyzed under the light of the consolidation rules applicable to such entities (and expressed in SIC 12), namely those which may have been set up within the scope of the securitization transactions carried out.

e) Treasury stock and Bonuses

According to PABS, shares underlying the SIBA plan were accounted for by the banking subsidiaries as an asset. In accordance with IFRS these shares were reclassified, by these subsidiaries, as treasury shares.

Bonuses were accounted for under PABS and PAIS as a deduction from equity as they were considered to be a transfer of the rights to the dividends from the shareholders to the employees. Under IFRS these bonuses are taken to income in the year to which they relate.

f) Preference shares

According to PABS, preference shares were classified under minority interest and the accrual of the dividends were deducted from the net income under minority interest.

Under IFRS when the option for redemption is within the control of the issuer and dividends are only payable if and when declared by the board of directors, the preference shares are considered permanent equity of the issuer, a subsidiary of ESFG. Therefore, under IFRS no accrual for the dividends is made as no dividends were declared at the balance sheet date.

In this case preference shares are still classified as minority interest as they represent equity of a subsidiary attributable to third parties.

However, when the Group has a present obligation of paying dividends, preference shares are considered as liabilities and dividends are classified as interest expense.

g) General banking risk provision

Under PABS, the Group booked a General banking risk provision which aimed to face non-specific unidentified banking risks inherit to the Group activity and therefore was determined by cautious criteria defined by management.

This type of provision does not qualify for recognition under IAS 37, and therefore it was reversed for IFRS on transition.

h) Property and equipment

Under PAIS, real estate held by insurance subsidiaries, for own use and investment purposes, are valued at their market value which is defined as the value on the date of the latest valuation of each property, performed at least in the last 5 years, in

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accordance with the methods recognized by the Portuguese Insurance Institute. Real estate held by insurance subsidiaries is not depreciated.

Under IFRS 1, insurance subsidiaries elected to use the fair value at transition date as the deemed cost of their real estate. Additionally, in accordance with IAS 16, real estate for own use is amortized over its estimated useful life and subject to impairment test

i) Intangibles

In accordance with PABS and PAIS, internally developed software is capitalized and amortized over a 3 year period.

In accordance with IAS 38, internally developed software can only be capitalised if (i) it generates future economic benefits and (ii) the cost can be determined reliably.

The cost that can be capitalised as part of an internally generated intangible assets are identified under IAS 38 and excludes expenditure incurred to restore or maintain the level of future benefits.

j) Loan Portfolio Impairment

In accordance with PABS, provisions for loans and advances to customers were set up in accordance with Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The Bank of Portugal rules on the setting up of provisions had therefore, an essentially regulatory nature. At the same time, this supervisory authority has established the obligation of banks to submit, twice a year, a report analyzing economic provisions to cover the specific risk in the loans portfolio. In the application of the Bank of Portugal regulations, in the calculation of loan losses provisions there was an overriding requirement that the provision should be sufficient on an economic basis.

Under IAS 39, the loans portfolio is valued at amortized cost and subject to impairment tests (performing and non performing portfolios). Impairment losses are determined as the difference between the carrying amount of the loan and the value of future expected cash flows, discounted at the loan’s original effective interest rate. This method considers two main aspects: i) the recoverable amount based on an economic analysis of the portfolio; ii) the present value of expected cash flows at the original effective interest rate.

k) Deferred taxes

According to PABS, deferred tax assets could not be recognized. The IAS 12 permits the recognition of deferred tax assets, providing it is probable that tax profits will be available to absorb deductible temporary differences (including tax losses).

According to PAIS, insurance subsidiaries already recognized deferred tax assets.

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Therefore, the application of IAS 12 by the banking subsidiaries implied the recognition of the total deferred tax asset calculated on the differences as at the transation date between the tax balance sheet and IFRS balance sheet. For the insurance subsidiaries, the impact under IAS 12, reflects mainly the tax effect of the IFRS adjustments.

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Investment banking, Stock-brokerage and Asset management in Portugal and internationally. For additional information on Espírito Santo Financial Group, its subsidiaries, operations and results, please visit the Company’s website on www.esfg.com.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2004 AND 31 DECEMBER 2005

(in thousands of euros)

	PGAAP	IFRS	IFRS
	Unaudited	Unaudited	Unaudited

	31-12-2004	31-12-2004	31-12-2005

Assets
Cash and deposits at central banks	1 008 813	1 009 276	1 013 940
Deposits with banks	821 365	821 389	770 234
Financial assets held for trading	1 766 042	2 354 477	2 998 234
Financial assets at fair value through profit or loss	–	–	3 722 108
Available-for-sale financial assets	9 510 694	6 774 380	6 678 853
Loans and advances to banks	4 696 520	4 750 697	5 386 104
Loans and advances to customers	28 868 011	28 930 163	32 525 283
Held to maturity investments	17 924	494 126	659 559
Hedging derivatives	–	249 200	124 260
Property and equipment	452 199	432 735	617 855
Investment properties	123 283	139 527	166 738
Intangible assets	148 730	92 130	180 531
Investments in associates	29 044	36 865	21 158
Technical reserves of reinsurance ceded	52 604	52 604	58 592
Current income tax assets	18 569	4 673	55 694
Deferred income tax assets	32 109	137 205	52 608
Other assets	3 432 359	1 530 290	1 764 659

Total assets	50 978 266	47 809 737	56 796 410

Liabilities
Deposits from central banks	498 953	498 953	654 316
Financial liabilities held for trading	–	629 267	1 242 939
Deposits from banks	5 845 219	5 869 387	6 650 939
Due to customers	19 120 187	19 167 889	19 704 347
Debt securities issued	13 184 195	10 373 874	14 948 814
Hedging derivatives	–	240 100	111 098
Loans impairment net of reversals and recoveries	–	–	1 900 880
Provisions	581 050	101 874	165 684
Technical reserves of direct insurance	5 982 622	6 002 427	4 765 702
Current income tax liabilities	28 303	28 303	99 955
Deferred income tax liabilities	–	944	14 664
Subordinated debt	2 052 679	2 105 460	2 658 720
Other liabilities	1 240 181	674 453	1 170 409

Total liabilities	48 533 389	45 692 931	54 088 467

Equity
Share capital	479 085	479 085	567 242
Fair value reserve	18 188	26 261	147 941
Other equity components	–	–	121 758
Other reserves and retained earnings	(420 242)	(486 921)	(429 801)
Profit for the year	52 687	6 850	71 829

Total equity attributable to equity holders of the company	129 718	25 275	478 969

Minority interests	2 315 159	2 091 531	2 228 974

Total equity	2 444 877	2 116 806	2 707 943

Total equity and liabilities	50 978 266	47 809 737	56 796 410

The attached notes form an integral part of these financial statements

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2005
(in thousands of euros)

	PGAAP	IFRS	IFRS
	Unaudited	Unaudited	Unaudited

	31-12-2004	31-12-2004	31-12-2005

Interest and similar income	2 396 677	2 392 471	2 194 117
Interest expense and similar charges	1 522 614	1 519 164	1 390 254

Net interest income	874 063	873 307	803 863

Dividend income	22 550	23 410	52 927
Fee and commission income	461 539	453 558	497 010
Fee and commission expenses	65 410	57 075	65 410
Net (losses)/ gains from financial assets at fair value through profit or loss	44 678	69 296	6 180
Net gains from available-for-sale financial assets	153 616	94 373	135 216
Net gains from foreign exchange differences	11 357	11 357	96 871
Net gains from the sale of other financial assets	129 358	8 332	34 845
Insurance earned premiums net of reinsurance	1 245 242	1 245 242	925 062
Other operating profit	67 495	103 249	108 436

Operating profit	2 944 488	2 825 049	2 595 000

Staff costs	410 276	572 302	541 933
General and administrative expenses	355 657	366 720	396 015
Claims incurred net of reinsurance	759 403	760 227	851 328
Change on the technical reserves net of reinsurance	544 555	544 555	36 021
Insurance commissions	29 895	29 895	32 423
Depreciations and amortisation	148 950	124 012	97 268
Provisions net of reversals	106 424	76 013	68 938
Loans impairment net of reversals	231 991	205 763	211 067
Impairment on other financial assets net of reversals	17 781	17 781	19 594
Impairment on other assets net of reversals	2 901	2 901	(1 265)

Operating expenses	2 607 832	2 700 168	2 253 322

Gains from the sale of financial investments	1 477	83 044	1 453
Share of profit of associates	683	1 134	1 869

Profit before income tax	338 815	209 058	345 000

Income tax
Current tax	49 103	49 191	83 386
Deferred tax	–	4 412	(8 483)

	49 103	53 603	74 903

Profit for the period	289 712	155 455	270 097

Attributable to equity holders of the company	52 687	6 850	71 829
Attributable to minority interest	237 025	148 605	198 268

	289 712	155 455	270 097

ESPÍRITO SANTO FINANCIAL GROUP SA

Transitional adjustments to IFRS

	01-01-2004	31-12-2004

Total equity under Portuguese GAAP	2 251 653	2 444 877

IFRS Adjustments (excluding IAS 32, IAS 39 and IFRS 4)
Bonus to employees	(34 998)	( 45 794)
Share based incentive program (SIBA)	-102,304	-100,174
Fund for general banking risks	109,567	140,602
Pensions and other employee benefits	-165,006	-213,904
Other exmployee benefits	-30,250	-37,476
Intangible assets	-73,210	-57,604
Property and equipment	4,110	-981
Investment property	8,450	12,792
Consolidation of Special Purpose Entities (SPE)	-44,181	-110,216
Workers Compensation Fund ("Fundo de acidentes de trabalho")	-5,942	-6,766
Deferred taxes	95,313	90,765
Other	-2,304	685

Total equity under IFRS (excluding IAS 32, IAS 39 and IFRS 4)	2 010 898	2 116 806

Total equity attributable to equity holders of the company	11,917	25,275
Total equity attributable to minority interest	1,998,981	2,091,531

	2,010,898	2,116,806

ESPÍRITO SANTO FINANCIAL GROUP SA

Transitional adjustments to IFRS

31-12-2004

Profit under Portuguese GAAP	52 687

IFRS adjustments

Bonus to employees	-46,209
Share based incentive program (SIBA)	-1,042
Fund for general banking risks	31,035
Pensions plan	-48,898
Other employee benefits	-7,226
Intangible assets	15,607
Property and equipment	-1,303
Investment property	4,342
Insurance reserves	-824
Consolidation of Special Purpose Entities (SPE)	-78,138
Deferred taxes	-4,412
Other	3,463
Minority interests	87 768

Profit under IFRS	6 850